Exhibit 99.1

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ASCENTAGE PHARMA REPORTS 2026 INTERIM UNAUDITED FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATES

●	Revenue for the first half of 2026 increased 29% year-over-year to US$44.5 million (RMB302.2 million), primarily attributable to increased product sales.

●	Expanded executive leadership with appointments of Dr. Faical Miyara as Chief Business Officer and Mr. James Ziegler as Chief Commercial Officer

●	Nine registrational Phase III clinical trials are in progress worldwide, including four cleared by FDA and EMA

●	Chinese (Mandarin) investor webcast at 9:00 am HKT on August 20, 2026 / 9:00 pm EDT on August 19, 2026; and English language investor webcast at 8:00 am EDT / 8:00 pm HKT on August 20, 2026

ROCKVILLE, MD, August 19, 2026 – Ascentage Pharma Group International (Ascentage Pharma) (NASDAQ: AAPG; HKEX: 6855) (referred hereinto as “Ascentage Pharma,” the “Company,” “we,” “us” or “our”), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, today reported its unaudited financial results for the six months ended June 30, 2026, and provided updates on key ongoing clinical programs and commercial activities.

Dr. Dajun Yang, Chairman and Chief Executive Officer of Ascentage Pharma, said, “During the first half of 2026, we continued to execute on our key strategic priorities while expanding our global footprint. The appointments of Dr. Faiçal Miyara as Chief Business Officer and Mr. Jim Ziegler as Chief Commercial Officer further strengthen our strategic capabilities and commercial leadership as we continue building a global commercial-stage oncology company.”

Key Commercial Product and Pipeline Updates

Olverembatinib (HQP1351) is a novel, third-generation TKI and the first third-generation BCR-ABL1 TKI approved in China for treatment of patients with chronic myeloid leukemia (CML) in chronic-phase (-CP) or CML in accelerated phase (-AP) with T315I mutations, and in CML-CP that is resistant and/or intolerant to first and second-generation TKIs.

Commercial progress

●	The number of Direct-to-Patient (DTP) pharmacies and hospitals where Olverembatinib is on the formulary reached 879 as of June 30, 2026, a 12% increase compared to 782 as of June 30, 2025. In particular, the number of hospitals where Olverembatinib is on the formulary increased by 34% over the same period, to 394 hospitals as of June 30, 2026, from 295 hospitals as of June 30, 2025.

Clinical progress

●	Enrollment continues in an FDA and EMA-cleared global registrational Phase III clinical trial of Olverembatinib in combination with chemotherapy versus investigator-choice TKI in combination with chemotherapy in patients with newly diagnosed Philadelphia chromosome positive ALL (Ph+ ALL) (POLARIS-1).

●	Enrollment continues in an FDA and EMA-cleared global registrational Phase III clinical trial of Olverembatinib for previously treated CML-CP patients, both with and without the T315I mutation (POLARIS-2).

●	Enrollment continues in a multinational registrational Phase III clinical trial of Olverembatinib for the treatment of patients with succinate dehydrogenase (SDH)-deficient gastrointestinal stromal tumor (GIST) who have not responded to prior systemic treatment (POLARIS-3).

●	Continue to evaluate Olverembatinib in combination with the Bcl-2 inhibitor Lisaftoclax in early-phase clinical trials.

Upcoming milestones

●	Continue to advance enrollment in the POLARIS-1, POLARIS-2, and POLARIS-3 trials.

Lisaftoclax (APG-2575) is a novel, oral B-cell lymphoma 2 (Bcl-2) inhibitor developed to treat a variety of hematologic malignancies and solid tumors by selectively blocking Bcl-2 to restore the normal apoptosis process in cancer cells.

Commercial progress

●	As of June 30, 2026, the number of DTP pharmacies and hospitals where Lisaftoclax is on the formulary reached 415, including 60 hospitals where Lisaftoclax is on the formulary.

Clinical progress

●	Enrollment continues in an FDA and EMA-cleared global, registrational Phase III clinical trial of Lisaftoclax in combination with AZA for the treatment of patients with newly diagnosed HR-MDS (GLORA-4).

●	Enrollment continues in a multinational registrational Phase III clinical trial of Lisaftoclax in combination with AZA for the treatment of elderly or unfit patients with newly diagnosed AML (GLORA-3).

●	Enrollment continues in a registrational Phase III clinical trial to evaluate Lisaftoclax in combination with the BTK inhibitor acalabrutinib, versus immunochemotherapy in patients with previously untreated CLL/SLL, to investigate a fixed duration of combination regimen as a first-line treatment (GLORA-2).

●	Enrollment continues in an FDA and EMA-cleared global registrational Phase III clinical trial of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated sub-optimally with BTK inhibitors (GLORA).

●	Enrollment continues in Phase Ib/II clinical trials of Lisaftoclax in combination with other therapies for the treatment of patients with multiple myeloma (MM) in the United States.

●	Enrollment continues in a Phase Ib/II study of Lisaftoclax as a single agent or in combination with other therapies for the treatment of patients with AML/MDS, including patients resistant to venetoclax, in China.

●	Enrollment continues in Phase Ib/II studies of Lisaftoclax in combination with other therapies for the treatment of patients with AML/MDS in the United States.

Upcoming milestones

●	Plan to initiate clinical studies to confirm Lisaftoclax’s potential to overcome venetoclax resistance in patients who have failed venetoclax treatment.

●	Continue to advance enrollment in the GLORA, GLORA-2, GLORA-3, and GLORA-4 trials.

●	Plan to actively advance the inclusion of Lisaftoclax in China’s NRDL in 2026.

APG-3288 is a novel, highly potent, and selective BTK degrader and first clinical candidate developed utilizing our proprietary proteolysis-targeting chimera (PROTAC) technology platform.

Clinical progress

●	Received IND clearance from the FDA in January 2026 and received IND application clearance from the China CDE in February 2026.

●	Continue to advance the global Phase I study evaluating APG-3288’s pharmacokinetics, safety, tolerability and efficacy data in patients with relapsed/refractory B-cell malignancies, including in the U.S. and China.

Business Updates

●	Appointment of Dr. Faiçal Miyara as Chief Business Officer and Jim Ziegler as Chief Commercial Officer

●	Removal of the “B” marker from the HKEX stock short name

Half Year 2026 Unaudited Financial Results

Revenue for the six months ended June 30, 2026 was US$44.5 million, compared to US$32.6 million for the six months ended June 30, 2025, which represented an increase of US$11.9 million, or 29.3% on a constant currency basis. The increase in revenue was primarily due to product sales, which increased by US$11.9 million, or 32.6% on a constant currency basis, to US$41.6 million for the first half of 2026 from US$29.7 million for the six months ended June 30, 2025.

Selling and distribution expenses for the six months ended June 30, 2026 were US$33.4 million, compared to US$19.2 million for the six months ended June 30, 2025, which represented an increase of US$14.2 million, or 64.3% on a constant currency basis. The increase was mainly attributable to increased marketing and promotion investment for Lisaftoclax.

Research and development expenses for the six months ended June 30, 2026 were US$102.8 million, compared to US$73.8 million for the six months ended June 30, 2025, which represented an increase of US$29.0 million, or 32.0% on a constant currency basis. The increase was attributable to increased internal research and development expenses related to our ongoing global clinical trials.

Administrative expenses for the six months ended June 30, 2026 were US$17.5 million, compared to US$13.9 million for the six months ended June 30, 2025, which represented an increase of US$3.6 million, or 19.3% on a constant currency basis. The increase was due to an increase in Share Option and RSU expenses.

Other expenses for the six months ended June 30, 2026 were US$10.2 million, compared to US$5.6 million for the six months ended June 30, 2025, which represented an increase of US$4.6 million, or 71.9% on a constant currency basis. The increase was primarily attributable to the increase in foreign exchange loss and donation expenditure.

Loss for the six months ended June 30, 2026 was US$120.4 million, compared to the loss of US$82.5 million for the six months ended June 30, 2025. The loss per share attributable to ordinary equity holders was US$0.32 per ordinary share for the six months ended June 30, 2026, compared to the loss per share of US$0.24 per ordinary share for the six months ended June 30, 2025.

Cash and bank balances as of June 30, 2026, were US$279.4 million, compared to US$353.2 million as of December 31, 2025, which represented a decrease of US$73.8 million, or 23.3% on a constant currency basis. The decrease was primarily due to the acceleration of global clinical progress, leading to a significant increase in research and development expenses.

Investor Conference Call and Webcast

Ascentage Pharma will be holding investor webcasts to discuss its six months 2026 unaudited interim results.

Ascentage Pharma will host the Chinese (Mandarin) investor webcast at 9:00 am HKT on August 20, 2026 / 9:00 pm EDT on August 19, 2026. To access the Chinese language investor event or conference call, please register in advance here.

The English language investor webcast will be held at 8:00 am EDT / 8:00 pm HKT on August 20, 2026. To access the English language webcast, please register in advance here. The webcast replay for English language conference call and presentation will also be available on the News & Events page of the Ascentage Pharma website.

Currency and Exchange Rate Information

Unless otherwise indicated, translations from RMB to U.S. dollars for the six months ended June 30, 2026 and 2025 and as at December 31, 2025 are made at RMB6.7851 to US$1.00, RMB7.1636 to US$1.00 and RMB6.9931 to US$1.00, respectively, representing the noon buying rate in the City of New York, as certified by the Federal Reserve Bank of New York, on June 30, 2026, June 30, 2025 and December 31, 2025. Ascentage Pharma makes no representation that the RMB or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA- and EMA-cleared registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as FDA- and EMA-cleared registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA- and EMA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA- and EMA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 29, 2026, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this press release do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Ascentage Pharma

IR@ascentage.com

+1 (301) 792-6286

astr partners

brian.korb@astrpartners.com

+1 (917) 653-5122

Ascentage Pharma Group International

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	For the Six Months Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE
Intellectual property	678,416	-	-	-
Products	124,823	212,874	282,367	41,616
Others	20,507	20,825	19,847	2,925
Total revenue	823,746	233,699	302,214	44,541

Cost of sales
Products	(14,158)	(20,659)	(10,788)	(1,590)
Others	(901)	(991)	(935)	(138)
Total cost of sales	(15,059)	(21,650)	(11,723)	(1,728)

Gross profit	808,687	212,049	290,491	42,813

Other income and gains	17,346	36,661	44,827	6,607
Selling and distribution expenses	(89,637)	(137,787)	(226,355)	(33,361)
Administrative expenses	(86,988)	(99,685)	(118,930)	(17,528)
Research and development expenses	(444,079)	(528,561)	(697,460)	(102,793)
Other expenses	(7,106)	(40,192)	(69,110)	(10,186)
Finance costs	(34,076)	(27,798)	(26,814)	(3,952)
Share of (loss)/profit of a joint venture	(1,252)	1	(22)	(3)

PROFIT/(LOSS) BEFORE TAX	162,895	(585,312)	(803,373)	(118,403)

Income tax expense	(69)	(5,512)	(13,625)	(2,008)

PROFIT/(LOSS) FOR THE PERIOD	162,826	(590,824)	(816,998)	(120,411)

Attributable to:
Ordinary equity holders of the Company	163,001	(590,768)	(816,694)	(120,366)
Non-controlling interests	(175)	(56)	(304)	(45)

	162,826	(590,824)	(816,998)	(120,411)
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic	0.56	(1.73)	(2.19)	(0.32)
Diluted	0.55	(1.73)	(2.19)	(0.32)

Ascentage Pharma Group International

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	For the Six Months Ended June 30,
	2024	2025	2026	2026
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PROFIT/(LOSS) FOR THE PERIOD	162,826	(590,824)	(816,998)	(120,411)

OTHER COMPREHENSIVE INCOME/(LOSS)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	40	1,095	29,078	4,285
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods, net of tax:
Exchange differences on translation of the Company	2,229	(2,035)	(57,207)	(8,431)
OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD, NET OF TAX	2,269	(940)	(28,129)	(4,146)
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	165,095	(591,764)	(845,127)	(124,557)

Attributable to:
Ordinary equity holders of the Company	165,270	(591,708)	(844,823)	(124,512)
Non-controlling interests	(175)	(56)	(304)	(45)

	165,095	(591,764)	(845,127)	(124,557)

Ascentage Pharma Group International

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	As at
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
NON-CURRENT ASSETS
Property, plant and equipment	781,235	751,518	110,760
Right-of-use assets	47,827	48,915	7,209
Goodwill	24,694	24,694	3,639
Other intangible assets	65,936	37,566	5,537
Investment in a joint venture	33,030	33,009	4,865
Financial assets at fair value through profit or loss (“FVTPL”)	4,000	7,000	1,032
Deferred tax assets	31,957	18,375	2,708
Other non-current assets	30,725	26,361	3,885

Total non-current assets	1,019,404	947,438	139,635

CURRENT ASSETS
Inventories	28,618	64,300	9,477
Trade receivables, net	252,938	156,396	23,050
Prepayments, other receivables and other assets	192,532	176,985	26,084
Cash and bank balances	2,470,085	1,895,583	279,374

Total current assets	2,944,173	2,293,264	337,985

CURRENT LIABILITIES
Trade payables	106,740	106,912	15,756
Other payables and accruals	276,666	231,932	34,183
Contract liabilities	37,485	69,539	10,249
Interest-bearing bank and other borrowings	1,222,481	1,475,122	217,406

Total current liabilities	1,643,372	1,883,505	277,594

NET CURRENT ASSETS	1,300,801	409,759	60,391

TOTAL ASSETS LESS CURRENT LIABILITIES	2,320,205	1,357,197	200,026

Ascentage Pharma Group International

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	As at
	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
NON-CURRENT LIABILITIES
Contract liabilities	210,224	158,453	23,353
Interest-bearing bank and other borrowings	757,238	619,449	91,295
Deferred income	6,500	6,300	929
Other non-current liabilities	12,031	7,162	1,056

Total non-current liabilities	985,993	791,364	116,633

TOTAL LIABILITIES	2,629,365	2,674,869	394,227

EQUITY
Equity attributable to ordinary equity holders of the Company Ordinary shares (par value of US$0.0001 per share as of December 31, 2025 and June 30, 2026; 373,321,692 and 373,555,768 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	256	256	38
Treasury shares	(2,961)	(16,362)	(2,411)
Share premium	8,916,853	8,926,700	1,315,632
Capital and reserves	(397,276)	(316,974)	(46,716)
Exchange fluctuation reserve	(179,086)	(207,215)	(30,540)
Accumulated losses	(7,013,324)	(7,830,018)	(1,154,002)
	1,324,462	556,387	82,001

Non-controlling interests	9,750	9,446	1,392

Total equity	1,334,212	565,833	83,393